# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: IN8BIO, INC., CIK 0001740279
CUSIP: 45674E208
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: EMPIRE STATE BUILDING, 350 5TH AVENUE, SUITE 5330, NEW YORK, New York (NY), 10118
Date of event which requires filing of this statement: 12/22/2025
Filed by CIK 0001682638
Persons authorized to receive notices and communications: Emily Fairbairn, 10 Orinda View Road, Orinda, California (CA), 94563, 925-284-7777

## Reporting persons
- EMILY FAIRBAIRN (CIK 0001682638): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 8,656; shared voting power 724,637; sole dispositive power 8,656; shared dispositive power 724,637; aggregate amount beneficially owned 733,293 (7.5% of the class)
- Malcom Fairbairn: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 3,044; shared voting power 724,637; sole dispositive power 3,044; shared dispositive power 724,637; aggregate amount beneficially owned 727,681 (7.5% of the class)
- Malcom and Emily Fairbairn 2010 CRUT: type of reporting person: other (OO); citizenship or place of organization: California (CA); source of funds: personal funds (PF); sole voting power 0; shared voting power 724,637; sole dispositive power 0; shared dispositive power 724,637; aggregate amount beneficially owned 724,637 (7.4% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.0001 par value per share
Name of issuer: IN8BIO, INC.
Address of issuer's principal executive offices: EMPIRE STATE BUILDING, 350 5TH AVENUE, SUITE 5330, NEW YORK, New York (NY), 10118

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is filed by Emily Fairbairn, ("Ms. Fairbairn") Malcom Fairbairn ("Mr. Fairbairn") and the Malcolm and Emily Fairbairn 2010 CRUT (the "CRUT" and together with Ms. Fairbairn and Mr. Fairbairn, the "Reporting Persons").
Residence or business address: The address of the Reporting Persons is 10 Orinda View Road, Orinda, California 94563.
Present principal occupation or employment:
Ms. Fairbairn is an investor and a director of the Issuer.
Mr. Fairbairn is the managing member of Transcend Partners, LLC. The principal business address of Transcend Partners, LLC is 10 Orinda View Road, Orinda, California 94563.
The CRUT is a charitable remainder unitrust organized under the laws of California.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was not or is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship:
Ms. Fairbairn and Mr. Fairbairn are each a citizen of the United States of America.
The CRUT is a charitable remainder unitrust organized under the laws of California.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
As of the date hereof, the Reporting Persons may be deemed to beneficially own an aggregate of 736,337 shares of Common Stock, consisting of (a) 724,637 shares of Common Stock held directly by the CRUT, all of which were purchased in the Private Placement (as defined below), (b) Series C Warrants exercisable for up to 101,291 shares of Common Stock held directly by the CRUT, all of which were held prior to the Private Placement, (c) pre-funded warrants (the "Pre-Funded Warrants" and, together with the Series C Warrants, the "Warrants") exercisable for up to 101,291 shares of Common Stock directly held by the CRUT, all of which were held prior to the Private Placement, (d) 3,044 shares of Common Stock held by Valley High Limited Partnership ("Valley High"), all of which were held prior to the Private Placement, (e) 923 shares of Common Stock held by the Emily T. Fairbairn Roth IRA (the "Roth IRA"), all of which were held prior to the Private Placement, and (f) 7,733 shares of Common Stock underlying outstanding options held by Ms. Fairbairn that are immediately exercisable or will be immediately exercisable within 60 days of December 22, 2025.

The Private Placement closed on December 22, 2025. Ms. Fairbairn and Mr. Fairbairn are the trustees of the CRUT and used personal funds to acquire the shares purchased by the CRUT in the Private Placement for an aggregate purchase price of $1 million.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons acquired the Common Stock for investment purposes. Except as set forth herein and except that the Reporting Persons may, from time to time or at any time, subject to market conditions and other factors, purchase additional Common Stock in the open market, in privately negotiated transactions or otherwise, or sell at any time all or a portion of the Common Stock now owned or hereafter acquired by them to one or more purchasers, as of the date of this Schedule 13D, the Reporting Persons do not have any present plans which relate to or would result in:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer (including by means of Rule 10b5-1 programs);

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer's business or corporate structure including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) Any action similar to any of those enumerated above.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
As of the date hereof, Ms. Fairbairn beneficially owns an aggregate of 733,293 shares of Common Stock, consisting of (a) 724,637 shares of Common Stock held directly by the CRUT, (b) Series C Warrants exercisable for up to 101,291 shares of Common Stock held directly by the CRUT, (c) Pre-Funded Warrants exercisable for up to 101,291 shares of Common Stock directly held by the CRUT, (d) 923 shares of Common Stock held by the Roth IRA, and (e) 7,733 shares of Common Stock underlying outstanding options that are immediately exercisable or will be immediately exercisable within 60 days of December 22, 2025. Ms. Fairbairn is a trustee of the CRUT and shares voting and investment power over the securities held by the CRUT.

As of the date hereof, Mr. Fairbairn beneficially owns an aggregate of 727,681 shares of Common Stock, consisting of (a) 724,637 shares of Common Stock held directly by the CRUT, (b) Series C Warrants exercisable for up to 101,291 shares of Common Stock held directly by the CRUT, (c) Pre-Funded Warrants exercisable for up to 101,291 shares of Common Stock directly held by the CRUT, and (d) 3,044 shares of Common Stock held by Valley High. Mr. Fairbairn is the sole managing partner of Valley High and has voting and investment power over the shares held by Valley High. Mr. Fairbairn is a trustee of the CRUT and shares voting and investment power over the securities held by the CRUT.

Each of the Series C Warrants and the Pre-Funded Warrants contains a provision (the "Beneficial Ownership Limitation") which precludes exercise of the Warrants to the extent that, following exercise, the holder, together with any other persons whose beneficial ownership of Common Stock could be aggregated with the holder's for purposes of the Exchange Act, would own more than 4.99% of the Common Stock outstanding, which percentage may be increased or decreased at the holder's election upon notice to the Issuer up to 19.99%. The CRUT is currently prohibited from exercising the Pre-Funded Warrants and the Series C Warrants by virtue of the Beneficial Ownership Limitation.

Each of Ms. Fairbairn and Mr. Fairbairn may be deemed to beneficially own 7.5% of the Issuer's outstanding Common Stock and the CRUT may be deemed to beneficially own 7.4% of the Issuer's outstanding Common Stock, which percentages are calculated based upon (a) 4,634,396 shares of Common Stock outstanding on November 3, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2025, and (b) 5,127,029 shares of Common Stock issued by the Issuer in the Private Placement, as reported in the Issuer's Current Report on Form 8-K filed on December 19, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose: Ms. Fairbairn has sole voting and dispositive power over 8,656 shares of the Issuer's Common Stock. Mr. Fairbairn has sole voting and dispositive power over 3,044 shares of the Issuer's Common Stock. The Reporting Persons share voting and dispositive power over 724,637 shares of the Issuer's Common Stock.
Transactions in the class effected during the past sixty days:
Except as described herein, none of the Reporting Persons have purchased or sold any shares of Common Stock during the past 60 days.

2025 Securities Purchase Agreement

On December 18, 2025, the Issuer entered into a Securities Purchase Agreement (the "Purchase Agreement") with the CRUT and other investors, pursuant to which the Issuer agreed to issue and sell shares (the "Shares") of the Issuer's Common Stock, and, in lieu of Common Stock, pre-funded warrants (the "2025 Pre-Funded Warrants" and, together with the Shares, the "Securities") to purchase shares of Common Stock (the "Warrant Shares"), in up to two closings in a private placement (the "Private Placement").

The initial closing (the "Initial Closing") of the Private Placement occurred on December 22, 2025. At the Initial Closing, the Issuer issued and sold to the CRUT and the other investors an aggregate of 5,127,029 Shares of Common Stock, at a purchase price of $1.38 per Share (the "Share Price"), and, in lieu of Common Stock, 2025 Pre-Funded Warrants to purchase up to 9,452,677 Warrant Shares, at a purchase price of $1.3799 per 2025 Pre-Funded Warrant (the "Pre-Funded Warrant Price") for aggregate gross proceeds of approximately $20.1 million, before deducting placement agent fees and other private placement expenses.

Pursuant to the Purchase Agreement, subject to the occurrence of the Second Closing Trigger (as defined below), the Issuer also agreed to issue and sell to the CRUT and other investors in a second closing (the "Second Closing") up to an additional 14,579,706 Shares of Common Stock or 2025 Pre-Funded Warrants in lieu of Common Stock, at the Share Price and the Pre-Funded Warrant Price, respectively, for additional aggregate gross proceeds of approximately $20.1 million, before deducting placement agent fees and other private placement expenses. The Second Closing Trigger shall occur upon (i) the achievement, during the period commencing on the date of the Initial Closing and ending on December 31, 2026, of the presentation by the Issuer of animal model data for its INB-619 product candidate (the "INB-619 Milestone"), and (ii) either (A) the achievement of a volume weighted average price per share of equal to or greater than 200% of the Share Price (subject to appropriate, proportional adjustment for any stock splits or combinations of the Common Stock occurring after the date of the Purchase Agreement) measured during any five consecutive trading days during the 90 trading days following the date of the Issuer's first announcement via a press release or Current Report on Form 8-K of the occurrence of the INB-619 Milestone (such period the "Measurement Period" and such price threshold requirement, the "Price Threshold") or (b) the Issuer's receipt of a written notice signed by the investors holding a majority of the Securities outstanding from time to time and delivered to the Issuer during the Measurement Period that waives the Price Threshold for purposes of the Second Closing.

Pursuant to the Purchase Agreement, the Issuer may, at its sole discretion, elect to reduce the investors' committed investment amounts for the Second Closing, on a pro rata basis, by an amount equal to any cash proceeds received from any licensing, partnership or other collaboration agreements that are not attributable to the issuance of any equity or equity-linked securities. The Issuer also granted each investor the right until December 31, 2026 to participate in a subsequent equity financing of the Issuer up to 200% of the amount equal to such investor's investment amounts for the Initial Closing and Second Closing (as adjusted pursuant to the Issuer's reduction right described above).

The summary of the Purchase Agreement contained herein is qualified in its entirety by reference to the full text of such agreement, a copy of which is filed as an exhibit hereto.
Other persons with the right to receive dividends or sale proceeds: No other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
2024 Securities Purchase Agreement

On September 30, 2024, the Issuer entered into a Securities Purchase Agreement (the "2024 Purchase Agreement") with the CRUT and other investors, pursuant to which the CRUT purchased Pre-Funded Warrants exercisable for up to 101,291 shares of Common Stock and Series C Warrants exercisable for up to 101,291 shares of Common Stock. The closing of the 2024 Purchase Agreement occurred on October 4, 2024.

The Pre-Funded Warrants have an exercise price of $0.003 per share. Each Pre-Funded Warrant is exercisable immediately and is exercisable until such Pre-Funded Warrant is exercised in full. In lieu of a cash payment to the Issuer in payment of the aggregate exercise price upon exercise of a Pre-Funded Warrant, the holder may elect instead to receive upon such exercise (either in whole or in part) the net number of shares of Common Stock determined according to a formula set forth in the Pre-Funded Warrants. The Pre-Funded Warrants are subject to the Beneficial Ownership Limitation.

The Series C Warrants have an exercise price of $8.10 per share. Each Series C Warrant is exercisable immediately and will expire three years from the date of issuance. The Series C Warrants are subject to the Beneficial Ownership Limitation.

2025 Securities Purchase Agreement

The description of the Purchase Agreement contained in Item 5(c) above is incorporated herein by reference.

Registration Rights Agreement

On December 18, 2025, the Issuer entered into a registration rights agreement (the "Registration Rights Agreement") with the CRUT and the other investors in the Private Placement pursuant to which the Issuer agreed to register for resale the Shares and the Warrant Shares (collectively, the "Registrable Securities"). Under the Registration Rights Agreement, the Issuer agreed to file a registration statement covering the resale by the CRUT and the other investors of the Registrable Securities no later than 30 days following the Initial Closing or Second Closing, as applicable.

The summary of the Registration Rights Agreement contained herein is qualified in its entirety by reference to the full text of such agreement, a copy of which is filed as an exhibit hereto.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
99.1 Joint Filing Statement
99.2 Form of Securities Purchase Agreement, dated as of September 30, 2024 (incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K, filed by the Issuer on October 1, 2024).
99.3 Form of Pre-Funded Warrant (incorporated by reference to Exhibit 4.1 to the Issuer's Current Report on Form 8-K, filed by the Issuer on October 1, 2024).
99.4 Form of Series C Warrant (incorporated by reference to Exhibit 4.2 to the Issuer's Current Report on Form 8-K, filed by the Issuer on October 1, 2024).
99.5 Securities Purchase Agreement, dated as of December 18, 2025 (Incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K, filed by the Issuer on December 19, 2025).
99.6 Registration Rights Agreement, dated as of December 18, 2025 (Incorporated by reference to Exhibit 10.2 to the Issuer's Current Report on Form 8-K, filed by the Issuer on December 19, 2025).

## Signatures
- EMILY FAIRBAIRN: /s/ Emily Fairbairn, Emily Fairbairn (01/02/2026)
- Malcom Fairbairn: /s/ Malcom Fairbairn, Malcom Fairbairn (01/02/2026)
- Malcom and Emily Fairbairn 2010 CRUT: /s/ Malcom Fairbairn, Malcom Fairbairn, Trustee (01/02/2026)